GECB Equipment Funding, LLC 6510 Millrock Drive Suite 200 Salt Lake City, UT 84121	GE CF Trust Rodney Square North 1100 N. Market Street Wilmington, DE 19890

January 8, 2015

VIA EDGAR

Ms. Rolaine S. Bancroft

Senior Special Counsel
Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Registrants Request for Withdrawal,
GECB Equipment Funding, LLC / GE CF Trust
Registration Statement on Form S-3 (Nos. 333-185550 and 333-185550-01)

Ms. Bancroft:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GECB Equipment Funding, LLC and GE CF Trust (each a “Company” and together, the “Companies”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement, together with any exhibits thereto, initially filed on December 19, 2012 as subsequently amended (the “Registration Statement”).

For business reasons, the Companies have determined not to utilize the Registration Statement at this time. The Companies hereby confirm that no securities have been or will be sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to Michael P. Paolillo at General Electric Capital Corporation, 201 Merritt 7, Norwalk, CT 06851, facsimile number (203) 229-5547, with a copy to Paul Jorissen, Mayer Brown LLP, 1675 Broadway, New York, New York 10019, facsimile number (212) 849-5555.

If you have any questions with respect to this matter, please contact Paul Jorissen of Mayer Brown LLP at (212) 506-2555.

Sincerely,

GE CF TRUST By: /s/ Michael P. Paolillo Name: Michael P. Paolillo Title: Authorized Signatory	GECB EQUIPMENT FUNDING, LLC By: /s/ Michael P. Paolillo Name: Michael P. Paolillo Title: Authorized Signatory